[CSG Letterhead]

June 26, 2008

BY EDGAR AND BY HAND

Mr. Daniel Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Credit Suisse Group
Form 20-F for Fiscal Year Ended December 31, 2007
Filed March 20, 2008
File No. 001-15244

Dear Mr. Gordon:

Credit Suisse Group (“Credit Suisse” or the “Group”) is writing in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 13, 2008 setting out comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2007, filed with the Commission on March 20, 2008.  For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

Form 20-F for the year ended December 31, 2007

Note 1 – Summary of Significant Accounting Policies.

1.              You disclose that a loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due except for subprime residential loans which are classified as non-performing no later than when the contractual payments of principal and/or interest are more than 120 days past due.  Please explain to us why you believe it is appropriate to wait to classify a subprime residential loan as non-performing until it is 120 days past due, rather than 90 days past due.  Please quantify the amount of interest income that would not have been recognized if you classified subprime residential loans as non-performing at 90 days past due.

As part of our Investment Banking business, we originate and purchase residential mortgage loans for the purpose of aggregating and selling in securitization transactions.  These residential mortgage loans (prime and subprime) are held-for-sale, and we have elected to fair value these loans under Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159), which we early adopted on January 1, 2007. Substantially all of our residential mortgage loans held for securitization are purchased.

Before securitization, these loans are maintained in inventory trading accounts designated as performing loan inventory accounts up until the point loans are delinquent in principal and/or interest payments in excess of 120 days.  Loans delinquent in excess of 120 days are transferred to trading accounts for non-performing loans.  We use a 120- rather than a 90-day period to assess if residential mortgage loans purchased for securitization are non-performing, primarily because, in our experience, the additional 30 days helps to ensure that these loans are not incorrectly assessed as non-performing during the time when servicing of them typically is being transferred.  We have not changed our policy in recent years.

If we had classified residential mortgage loans (prime and sub-prime) for securitization as non-performing when delinquent in principal and/or interest payments in excess of 90 days, but before 120 days, we estimate that we would have recognized a charge of less than CHF 2 million to net interest income in the consolidated statement of income for the year ended December 31, 2007.

We will revise Note 1 – Summary of Significant Accounting Policies in our annual report on Form 20-F for the year ended December 31, 2008 to clarify our accounting for mortgage loans held-for-sale in securitization transactions.

Note 22 – Other Assets and Liabilities

2.              You disclose that as of December 31, 2007, your company held CHF 48.0 billion of loans held-for-sale which included CHF 7.0 billion in loans held in trusts, which are consolidated under FIN 46(R) as a result of failed sales.  Please explain to us why these sales failed and whether these loans are impaired.  Furthermore, in Footnote 32 you disclose that the majority of your securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using QSPEs.  You also disclose that entities that qualify as QSPEs are not consolidated at inception and the risk of subsequent consolidation is minimal.  Since it appears that failed sales caused these trusts to be consolidated, please explain how you determined that the risk of subsequent consolidation is minimal.  Please also tell us your expectations for the future.

The CHF 7.0 billion of loans held-for-sale is part of the business of originating and purchasing mortgage loans (commercial and residential) for securitization.  At the time of securitization of these loans we concluded that, under paragraph 40b of Statement of Financial

Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (FAS 140), the securitization trust was not a QSPE, because we retained certain portions of the beneficial interests issued by the trust for subsequent sale, and we also were a counterparty to a derivative that modified the interest rate profile of the loans transferred to the trust.(1)  In addition, because the trust that holds the transferred assets is restricted from selling those assets, the criteria of paragraph 9b of FAS 140 were not satisfied, and we concluded that the transaction was a “failed sale” that must be recognized as a secured borrowing in accordance with paragraph 12 of FAS 140.  The beneficial interests issued by the trust and held by us required us, in turn, to consolidate the trust under FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities.

The combination of failed sale accounting and consolidation resulted in our reporting in Other assets and Other liabilities in our statement of financial position the underlying mortgage loans (as assets) and the beneficial interests issued to third parties (as liabilities).  Since our early adoption of FAS 159, we elected the fair value option for mortgage loans originated or purchased for securitization purposes and for beneficial interests sold to third parties from failed sales and consolidations.  We recognize the impact of credit impairment as a component of the change in fair value of loans.  We determine fair value of these securitized loans/beneficial interests by using a market participant view of a number of characteristics or inputs, one of which is the underlying loan delinquencies.

The majority of our securitization activities are transacted using QSPEs, and the risk of subsequent consolidation of the QSPEs is minimal since our activity related to the QSPE subsequent to the initial securitization is limited to market making that is within the scope of FASB Staff Position No. FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FASB Statement No. 140.

*	*	*

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(1) Paragraph 35c of FAS 140 indicates that a trust would be a qualifying SPE if the trust holds only “passive derivative financial instruments that pertain to beneficial interests issued or sold to parties other than the transferor, its affiliates, or its agents.”  As Credit Suisse holds derivatives pertaining to beneficial interests in these transactions the entities are not qualifying SPEs.

The Group hopes that its responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Chief Accounting Officer, in Zurich at 011-41-44-333-1968, Eric Smith, Co-Head of Accounting Policy, in New York at 212-538-5984 or me in Zurich at 011-41-44-333-1700.

Very truly yours,

CREDIT SUISSE GROUP

/s/ Renato Fassbind
Renato Fassbind
Member of the Executive Board
Chief Financial Officer

cc:	Brady W. Dougan
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group

Peter F. Weibel
Chairman of the Audit Committee
Credit Suisse Group

Urs Rohner
Member of the Executive Board
General Counsel
Credit Suisse Group

Rudolf A. Bless
Chief Accounting Officer
Credit Suisse Group

Eric Smith
Co-Head of Accounting Policy
Credit Suisse Group

David I. Gottlieb, Esq.
Cleary Gottlieb Steen & Hamilton LLP